SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 12b-25


                                                  Commission File Number 0-16007

                           NOTIFICATION OF LATE FILING

(Check One) |X| Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR
For Period Ended:  January 28, 1996
|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K

For the Transition Period Ended:

             Read attached instruction sheet before preparing form.
                             Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I. Registrant Information

Full name of registrant The Village Green Bookstore, Inc.

Former name if applicable
N/A

Address of principal executive office:

1357 Monroe Avenue, Rochester, New York 14618


                        Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        See Exhibit I.

                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Raymond Sparks                716                     442-1151
         ------------------------------------------------------------------
         (Name)                    (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X|  Yes  |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |_|  Yes  |X|  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.












The Village Green Bookstore, Inc.
- --------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   April 26, 1996                By  /s/ Raymond Sparks
                                         ---------------------------------------
                                         Raymond Sparks, Chief Executive Officer
                                         and Chief Financial Officer

                                    EXHIBIT 1


        The Registrant recently entered into a financing letter of intent with GBF, Inc., a finance company ("GBF"). GBF has agreed, subject to further due diligence investigation, to lend up to $2 million to the Registrant pursuant to a Secured Revolving Credit Facility for which the Registrant has agreed to provide a security interest to GBF in all of the Registrant's inventory (the "Revolving Credit Facility"). Since the timing of the proposed transaction is critical to the Registrant's ability to pay off its $1.2 million subordinated debentures, the Registrant's management has been forced to focus its attention entirely on negotiating and preparing for the proposed Revolving Credit Facility.

        Messrs. Raymond Sparks and John Borek, two of the Company's five directors, are the only executive officers of the Company, and accordingly, management's ability to respond to a significant corporate events such as the Revolving Credit Facility and the filing of the Form 10-KSB is limited. As such, the Registrant could not file its Form 10-KSB on a timely basis without unreasonable effort or expense.